FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the month of

Virginia Gold Mines Inc.
200-116 St-Pierre, Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Please note that pursuant to rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date: 12-02-2004 Form 6-K	By: Amélie Laliberté [Print] Name:Amélie Laliberté Title: Investor Relations

Press Release
 November 15, 2004

Highlights

Éléonore Project
19.75 g/t Au / 10 m
19.28 g/t Au / 8 m
17.63 g/t Au / 7 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold

Poste Lemoyne Project
Resource 203,483 t @ 14.5 g/t Au
95,000 oz of gold

Coulon Project
Dom Zone
9.94% Zn; 2.12% Pb; 96.38 g/t Ag;
0.73% Cu / 19.5 m

Dom Nord Zone
1.31% Cu; 0.59% Zn; 12.63 g/t Au / 38.13 m

Corvet Project
Marco Zone
5.12 g/t Au / 13 m, incl. 7.04 g/t Au / 8 m

Contact Zone
10.29 g/t Au (cut) / 4.75 m

Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Resource Award 2001
Prospector of the Year 1996

Working Capital
Over $17,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Noranda
Novicourt

MEETING OF THE SHAREHOLDERS NOVEMBER 17, 2004 SHAREHOLDERS RIGHTS PLAN

Virginia Gold Mines Inc. ("Virginia") has reviewed the Shareholders Rights Plan further to new generation guidelines accepted by the financial community. The Directors have amended the Plan so that (i) the Plan is in force for an initial period of three years (rather than four) and is subject to reconfirmation by Shareholders of the Company at annual meetings immediately following the 3rd and 6th anniversaries of the Effective Date; (ii) the definition of "Permitted Bid " means a Take-Over-Bid made by way of a take-over-bid circular to all shareholders which complies with the conditions summarized under the sub-heading "Permitted Bid Requirements" on page 8 of the management proxy circular, and (iii) the definition of "Pro Rata Acquisition" includes shares acquired pursuant to a Dividend Reinvestment and Share Purchase Plan.

Virginia confirms that the Plan is subject to security legislation provisions dealing with take over bid and to the Toronto Stock Exchange policies.

The Plan submitted to the approval of the Shareholders at their meeting of November 17, 2004 shall be deemed to include the amendments described above.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $17 million, debt free, and with approximately 36 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Paul Archer, V.P. Exploration (QP)
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca